KILPATRICK TOWNSEND & STOCKTON LLP

ATTORNEYS AT LAW

607 14th Street, N.W., Suite 900

Washington, D.C. 20005

April 11, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Cordia Bancorp Inc.

Preliminary Proxy Materials

Commission File No. 001-35852

Dear Sir or Madam:

Cordia Bancorp Inc. (the "Company"), pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, has today filed via EDGAR preliminary proxy materials for the Company’s 2014 annual meeting of stockholders.

Pursuant to Rule 14a-6(a), the Company is filing preliminary proxy materials because the Company intends to include in its definitive proxy materials (i) a proposal to approve the issuance of an aggregate of approximately 3,629,871 shares of Company common stock and non-voting common stock upon the conversion of the Company’s recently issued 362.9871 shares of Mandatorily Convertible, Noncumulative, Nonvoting, Perpetual Preferred Stock, Series A for purposes of complying with NASDAQ Stock Market Rule 5635 and (ii) a proposal to approve the Company’s Second Amended and Restated Articles of Incorporation.

If you should have any questions, please do not hesitate to contact the undersigned at (202) 508-5825.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Aaron M. Kaslow
Aaron M. Kaslow

Enclosures